EXHIBIT 99.1

Source: Ruanyun Edai Technology Inc.

May 04, 2026 08:00 ET

Ruanyun Edai Technology’s Saudi RHQ Signs MOU with Wadi Makkah, A Subsidiary of Umm Al-Qura University

Framework with Umm Al-Qura University-owned technology and investment company to explore AI education, language testing and Saudi market initiatives

Nanchang, China, May 04, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (the “Company”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems, today announced that Soft Cloud Smart Technology Company, the Company’s subsidiary overseeing its Saudi Regional Headquarters, has signed a Memorandum of Understanding (“MOU”) with Wadi Makkah Technology Company (“Wadi Makkah”), a Saudi technology and investment company wholly owned by Umm Al-Qura University.

The MOU establishes a preliminary framework to explore potential cooperation in the Kingdom of Saudi Arabia. Potential areas of collaboration include AI solutions for education, language testing initiatives, joint research, technical and commercial exchanges, AI-focused training programs, potential joint investments, participation in industry events, and initiatives supporting the Company’s integration into the Saudi education and innovation ecosystem.

The MOU also contemplates the parties exploring cooperation in Arabic language testing initiatives and opportunities relating to a potential artificial intelligence academy in Saudi Arabia. Given Wadi Makkah’s position as a technology and investment company wholly owned by Umm Al-Qura University, the Company believes the framework may provide a relevant platform for evaluating such initiatives within the Kingdom’s university-linked education and innovation ecosystem, subject to further discussions, required approvals and definitive agreements.

Wadi Makkah is part of the Umm Al-Qura University ecosystem and is focused on supporting the knowledge economy through cooperation among educational and research institutions, entrepreneurs, technology companies and the business and investment community. The Company believes this relationship may support its evaluation of practical cooperation opportunities in AI-supported education, language readiness, assessment, training, research commercialization and localized educational services in Saudi Arabia.

“The signing of this MOU with Wadi Makkah marks an important step in the development of our Saudi Regional Headquarters,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “We view Saudi Arabia as a key market in our global strategy, where local partnerships, implementation capabilities, and alignment with regulatory frameworks are essential to building a sustainable edtech platform. Wadi Makkah’s position as a technology and investment company wholly owned by Umm Al-Qura University provides strong relevance within Saudi Arabia’s education and innovation ecosystem, and through this MOU, we intend to explore potential collaboration in AI-enabled education, language testing, training, research, and localized services to support institutions and learners across the Kingdom”

The Company believes such cooperation frameworks may support its broader objective of evolving from standalone education software into a more institution-facing model for educational support services. Under this model, the Company aims to provide technology, implementation support, localized learning tools, language readiness solutions, assessment capabilities and cross-border educational support services for institutions, students and education partners in international markets. As previously disclosed, the Company targets deriving approximately 60% of its total revenue from global markets by the end of 2027, and believes its Saudi Regional Headquarters, together with institutional cooperation frameworks in Saudi Arabia and other international markets, may support the development of a more diversified global platform. There can be no assurance that this target will be achieved within the anticipated timeframe, or at all.

The Company noted that the MOU is a preliminary framework for cooperation only. Any specific projects commercial terms, financial arrangements, operational responsibilities, data protection, intellectual property, and regulatory matters, as well as other binding rights and obligations, if any, will be subject to further discussion and definitive agreements. The MOU does not create any binding revenue commitment or guarantee the completion of any project, investment or commercial initiatives. The Company also believes the MOU aligns with its planned transition to the Formind Group identity, subject to shareholder approval and applicable corporate and regulatory processes.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, without limitation, statements regarding the Company’s Saudi Regional Headquarters, the MOU with Wadi Makkah Technology Company, the Company’s international expansion strategy, the anticipated role of Saudi Arabia as a regional hub, the Company’s planned transition toward the Formind Group identity, the Company’s strategic target relating to future global revenue mix, the potential significance of the MOU, possible future cooperation in AI education, language testing, research, training, investment, market-entry and innovation initiatives, the Company’s ability to develop institutional education support services, and the possibility of entering into future definitive agreements or implementing projects in Saudi Arabia or other international markets.

These forward-looking statements are based on current expectations, estimates, forecasts and assumptions, and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the parties’ ability to identify viable projects, negotiate and enter into definitive agreements, obtain any required governmental, institutional, regulatory or third-party approvals, comply with applicable Saudi, Chinese, U.S. and other regulatory requirements, implement contemplated initiatives on acceptable terms or at all, protect intellectual property and data rights, comply with data protection and cybersecurity requirements, localize and commercialize products and services in Saudi Arabia and other international markets, establish and scale operations in new jurisdictions, maintain customer and partner relationships, satisfy revenue recognition criteria, secure sufficient financing, manage liquidity, costs, competition, regulatory developments, macroeconomic conditions and geopolitical factors, and complete the Company’s planned transition to the Formind Group name.

The MOU is preliminary in nature and does not guarantee that any definitive agreement, commercial project, revenue, investment, academy, language testing program, deployment or other initiative will result. There can be no assurance that the Company will achieve its stated strategic targets within the anticipated timeframe, or at all. Additional risks are described in the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

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